UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Servotronics, Inc.

(Name of Subject Company)

Servotronics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

817732100

(CUSIP Number of Class of Securities)

William F. Farrell, Jr.

Chief Executive Officer

Servotronics, Inc.

1110 Maple Street

Elma, New York 14059-0300

(716) 655-5990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael C. Donlon, Esq.

Bond, Schoeneck & King, PLLC

200 Delaware Avenue, Suite 900

Buffalo, New York 14202

(716) 416-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Servotronics, Inc., a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on June 2, 2025 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) made by TDG Rise Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of TransDigm Inc. (“Parent”), a Delaware corporation and wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“TDG”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.20 per share (each a “Share,” and collectively, the “Shares”), at a purchase price of $47.00 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by TDG, Parent and Purchaser with the SEC on June 2, 2025 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”).

On June 10, 2025, a complaint was filed in the Supreme Court of the State of New York, County of New York (Miller v. Servotronics, Inc., et al., Index No. 653524/2025, filed June 10, 2025 (Sup. Ct. N.Y. Cnty.)) (the “Complaint”). The Complaint names as defendants the Company and each member of the Board. The Complaint alleges that the defendants violated New York common law, for purported negligence, breach of fiduciary duties, aiding and abetting the breach of fiduciary duties, and negligent misrepresentation and concealment, by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on June 2, 2025. The Complaint seeks, among other relief, (i) injunctive relief preventing the consummation of the Transactions until the Company corrects the alleged deficiencies in the Schedule 14D-9, (ii) rescission of the Transactions or rescissory damages, (iii) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees and expenses, and (iv) other relief as the courts deem just and proper. The defendants believe that the claims asserted in the Complaint are without merit.

The Company also received a number of demand letters from purported stockholders of Servotronics (the “Demand Letters”) alleging that the Schedule 14D-9 filed by the Company on June 2, 2025 contained disclosure deficiencies and/or incomplete information in connection with the transaction.

The Company believes that the Complaint and Demand Letters are without merit. However, litigation is inherently uncertain. Additional complaints arising out of the Transactions may be filed and additional demand letters may be received. While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, to moot plaintiffs’ disclosure claims and to avoid nuisance, expense and delay, the Company has determined to voluntarily supplement the Schedule 14D-9 with the below disclosures. Nothing in the below supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.	Past Contracts, Transactions, Negotiations and Arrangements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection titled “Employment Agreements and Retention Arrangements Through and Following the Merger”, appearing on page 12 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any new agreement, arrangement or understanding with

Parent, Purchaser or their affiliates regarding employment or retention with the Surviving Corporation or, as of the date of this Schedule 14D-9, have had any discussions with Parent, Purchaser or their affiliates regarding the same. Although it is possible that the Company, Parent, Purchaser or the Surviving Corporation may enter into employment, retention or consultancy agreements, arrangements or undertakings with the Company’s executive officers and certain other key employees prior to the Effective Time, as of the date of this Schedule 14D-9, there can be no assurance as to whether any parties will enter into any agreement, arrangement or undertaking or reach an agreement regarding the same. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with Parent or Purchaser.

Item 4.	The Solicitation or Recommendation.

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Offer and Merger” is hereby amended and supplemented as follows:

Beginning on page 12, the eighth full paragraph is amended and restated as follows (new language underlined):

Beginning on March 24, 2025, parties who executed a confidentiality agreement in customary form, including customary confidentiality, non-use, non-solicitation and standstill provisions, at the direction of the Strategic Committee, received a bid process letter and a confidential information presentation regarding the Company. The process letter invited parties to submit preliminary non-binding indications of interest for an acquisition of 100% of the Shares of the Company by no later than April 16, 2025, and specified the preliminary proposal requirements. Between March 24 and April 16, 2025, at the direction of the Strategic Committee, Houlihan Lokey and Company management responded to initial questions and due diligence requests from various parties, including TDG and Party A. The standstill provision in each confidentiality agreement terminated upon the initial announcement of the Transactions and did not preclude any interested party from making an offer to acquire the Company’s securities or assets.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of the Financial Advisor to Servotronics” is hereby amended as follows:

The subsection titled “Selected Companies Analysis”, beginning on page 24 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of estimated calendar year 2025 (“CY 2025E”) Adjusted EBITDA; and

•	Enterprise value as a multiple of estimated calendar year 2026 (“CY 2026E”) Adjusted EBITDA.

The selected companies and resulting data were as follows:

~~•~~	~~AMETEK, Inc.~~

~~•~~	~~Crane Company~~

~~•~~	~~Ducommun Incorporated~~

~~•~~	~~ESCO Technologies Inc.~~

~~•~~	~~HEICO Corporation~~

~~•~~	~~ITT Inc.~~

~~•~~	~~Loar Holdings Inc.~~

~~•~~	~~Moog Inc.~~

~~•~~	~~Parker-Hannifin Corporation~~

~~•~~	~~TransDigm Group Incorporated~~

~~•~~	~~Woodward, Inc.~~

Company	Enterprise Value as a Multiple of Adjusted EBITDA
	CY 2025E	CY 2026E
AMETEK, Inc.	19.4x	18.2x
Crane Company	20.8x	18.6x
Ducommun Incorporated	9.7x	8.6x
ESCO Technologies Inc.	18.2x	16.5x
HEICO Corporation	31.4x	29.0x
ITT Inc.	14.9x	13.9x
Loar Holdings Inc.	NMF	37.7x
Moog Inc.	12.9x	11.8x
Parker-Hannifin Corporation	18.2x	17.1x
TransDigm Group Incorporated	22.5x	20.6x
Woodward, Inc.	21.1x	18.7x
Low	9.7x	8.6x
Median	18.8x	18.2x
Mean	18.9x	19.2x
High	31.4x	37.7x

Note: “NMF” refers to not meaningful figure.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 8.0x to 11.0x CY 2025E Adjusted EBITDA and 6.0x to 9.0x CY 2026E Adjusted EBITDA, based on its professional judgment and experience, to corresponding financial data for the Company. The selected companies analysis indicated implied per share value reference ranges of $11.73 to $16.52 per Share based on the selected range of multiples of CY 2025E Adjusted EBITDA and $17.93 to $27.43 per Share based on the selected range of multiples of CY 2026E Adjusted EBITDA, as compared to the proposed Transaction Consideration of $47.00 per Share, in each case using fully-diluted Shares outstanding of approximately 2.61 million (taking into account approximately 2.56 million Shares outstanding and approximately 0.05 million PSUs, each as provided by management of the Company).

The subsection titled “Selected Transactions Analysis”, beginning on page 25 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Transaction value as a multiple of Adjusted EBITDA for the next fiscal year period as of announcement of the transaction, or “NFY”

The selected transactions and resulting data were as follows:

Date Announced	Target	Acquiror	Transaction Value as a Multiple of NFY Adjusted EBITDA
2/3/2025	Triumph Group, Inc.	Berkshire Partners LLC; WarburgPincus LLC	15.3x

11/4/2024	Micropac Industries, Inc	Teledyne Technologies Incorporated	9.3x

10/7/2024	Barnes Group Inc	Apollo Global Management, Inc	12.0x

8/1/2024	kSARIA Corporation	ITT Inc	13.0x

7/19/2024	Applied Avionics, Inc.	Loar Group, Inc.	18.3x

7/11/2024	Héroux-Devtek Inc.	Platinum Equity, LLC	12.2x

7/1/2024	Spirit AeroSystems Holdings, Inc.	The Boeing Company	NMF

1/19/2024	Kaman Corporation	Arcline Investment Management LP	15.2x

1/3/2024	Vian Enterprises, Inc.	Crane Company	NA

7/21/2023	Actuation and Flight Control Business of Collins Aerospace	Safran SA	14.0x

6/5/2023	MB Aerospace Holdings Limited	Barnes Aerospace, Inc.	11.4x

5/15/2023	Wencor Group, LLC	HEICO Corporation	13.4x

5/23/2022	Aircraft Wheel and Brake Division of Parker-Hannifin Corp	Kaman Corporation	NA

8/2/2021	Meggitt PLC	Parker-Hannifin Corporation	23.4x

2/1/2021	Cobham Mission Systems Wimborne Limited	Eaton Corporation plc	13.0x

1/4/2021	FLIR Systems, Inc	Teledyne Technologies Incorporated	17.3x

	Low		9.3x

	Median		13.4x

	Mean		14.5x

	High		23.4x

Note: “NMF” refers to not meaningful figure and “NA” refers to not available.

Taking into account the results of the selected transactions analysis, based on its professional judgment and experience, Houlihan Lokey applied a selected multiple range of 13.0x to 17.0x to the Company’s CY 2025E Adjusted EBITDA. The selected transactions analysis indicated an implied per share value reference range of $19.72 to $26.11 per Share ~~based on the Company’s 2025E Adjusted EBITDA~~, as compared to the proposed Transaction Consideration of $47.00 per Share, in each case using fully-diluted Shares outstanding of approximately 2.61 million (taking into account approximately 2.56 million Shares outstanding and approximately 0.05 million PSUs, each as provided by management of the Company).

The subsection titled “Discounted Cash Flow Analyses”, beginning on page 26 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Company Forecasts. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of 2.5% to 3.5%, based on Houlihan Lokey’s professional judgment and experience, to the estimated unlevered free cash flow for the Company for the terminal fiscal year. The present values of the Company’s projected future cash flows and terminal values were then calculated using discount rates ranging from 12.5% to 16.5%, which range of discount rates was selected, upon the application of Houlihan Lokey’s experience and professional judgment, to reflect the Company’s estimated range of weighted average cost of capital based in part on the Capital Asset Pricing Model and certain metrics related to the selected companies. The discounted cash flow analysis indicated an implied per share value reference range of $15.69 to $26.54 per Share, as compared to the proposed Transaction Consideration of $47.00 per Share, in each case using fully-diluted Shares outstanding of approximately 2.61 million (taking into account approximately 2.56 million Shares outstanding and approximately 0.05 million PSUs, each as provided by management of the Company).

The first paragraph of the subsection titled “Miscellaneous”, beginning on page 26 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

Houlihan Lokey was engaged by the Company to act as its financial advisor in connection with the transactions and provide financial advisory services, including an opinion to the Servotronics Board as to the fairness, from a financial point of view, to the holders of Shares of the Transaction Consideration to be received by such holders in the Offer and the Merger. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Company, Houlihan Lokey will receive a fee ~~of~~ based upon a percentage of the transaction value of the Transactions, which fee is estimated as of the date of this Schedule 14D-9 to be approximately $8.5 million ~~for such services~~, a substantial portion of which is contingent upon the completion of the Offer. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

The third paragraph of the subsection titled “Miscellaneous”, beginning on page 27 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

Houlihan Lokey has in the past provided investment banking, financial advisory and/or other financial or consulting services to TDG, for which Houlihan Lokey has received compensation. Based on a review of its internal information management systems, Houlihan Lokey did not identify any engagements by the Company, Parent or TDG for which Houlihan Lokey received fees for providing investment banking or financial advisory services during the two years immediately prior to the date of its opinion. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, TDG, other participants in the transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, TDG, other participants in the transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates may have received and may receive compensation.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The first paragraph of Item 5, beginning on page 27 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

Houlihan Lokey was engaged by the Company to act as its financial advisor in connection with the Transactions and provide financial advisory services, including an opinion to the Servotronics Board as to the fairness, from a financial point of view, to the holders of Shares of the Transaction Consideration to be received by such holders in the Offer and the Merger. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Company, Houlihan Lokey will receive a fee ~~of~~ based upon a percentage of the transaction value of the Transactions, which fee is estimated as of the date of this Schedule 14D-9 to be approximately $8.5 million ~~for such services~~, a substantial portion of which is contingent upon the completion of the Offer. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On page 36, the paragraph immediately below the heading “Legal Proceedings” is deleted and replaced as follows:

On June 10, 2025, a complaint was filed in the Supreme Court of the State of New York, County of New York (Miller v. Servotronics, Inc., et al., Index No. 653524/2025, filed June 10, 2025 (Sup. Ct. N.Y. Cnty.)) (the “Complaint”). The Complaint names as defendants the Company and each member of the Board. The Complaint alleges that the defendants violated New York common law, for purported negligence, breach of fiduciary duties, aiding and abetting the breach of fiduciary duties, and negligent misrepresentation and concealment, by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on June 2, 2025. The Complaint seeks, among other relief, (i) injunctive relief preventing the consummation of the Transactions until the Company corrects the alleged deficiencies in the Schedule 14D-9, (ii) rescission of the Transactions or rescissory damages, (iii) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees and expenses, and (iv) other relief as the courts deem just and proper. The defendants believe that the claims asserted in the Complaint are without merit.

The Company also received a number of demand letters from purported stockholders of Servotronics (the “Demand Letters”) alleging that the Schedule 14D-9 filed by the Company on June 2, 2025 contained disclosure deficiencies and/or incomplete information in connection with the transaction.

If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, the Company, Parent and/or Merger Sub will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty. Additional lawsuits arising out of or relating to the Offer may be filed in the future.

The third paragraph of Item 5, beginning on page 36 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

The Company Forecasts are based on numerous estimates and assumptions, including assumptions regarding the global economy, the Company’s revenue growth, customer retention, pricing, cost structure, inflation, capital expenditures and working capital requirements. The Company Forecasts were prepared by the Company on a standalone basis and do not take into account the Transactions, including any costs incurred in connection with the Offer or the Merger or any other transactions or any changes to the Company’s operations or strategy that may be implemented after the completion of the Transactions. The underlying assumptions used in the Company Forecasts are generally based on information and market factors known to Company management when prepared during the first half of 2025.

The fifth paragraph in the subsection titled “Certain Company Management Forecasts”, beginning on page 37 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

The following is a summary of the Company Forecasts (based on a fiscal year ending on December 31 of the indicated year):

(Dollars in Millions)	2025E	2026E	2027E	2028E	2029E
Revenue	$53.7	$66.8	$75.3	$83.4	$91.7
Operating Income	$3.0	$6.9	$9.4	$11.6	$13.9
Adjusted EBITDA (non-GAAP)(1)	$4.2	$8.3	$11.0	$13.4	$16.1
Unlevered Free Cash Flow (non-GAAP)(2)	$0.9	$1.6	$3.8	$4.7	$4.2

(1)	EBITDA refers to operating income before interest, taxes, depreciation and amortization. For the Company, adjusted EBITDA excludes non-recurring expenses related to proxy contest costs.
(2)

Unlevered Free Cash Flow is calculated by taking operating income after tax, adding back depreciation and amortization expense, subtracting capital expenditures, and adjusting for changes in net working capital.

The following tables present additional information used to determine Adjusted EBITDA and Unlevered Free Cash Flow for each of the periods indicated below (amounts may reflect rounding):

Adjusted EBITDA:

(Dollars in Millions)	2025E	2026E	2027E	2028E	2029E
Revenue	$53.7	$66.8	$75.3	$83.4	$91.7
Cost of Goods Sold	($41.2)	($48.9)	($53.3)	($58.0)	($62.9)
Gross Profit	$12.5	$18.0	$22.1	$25.4	$28.9
Operating Expenses	($ 9.5)	($11.0)	($12.6)	($13.8)	($15.0)
Operating Income	$ 3.0	$ 6.9	$ 9.4	$11.6	$13.9
Plus: Depreciation and Amortization	$ 1.1	$ 1.3	$ 1.6	$ 1.9	$ 2.2
Plus: One-Time Expenses	$ 0.1	—	—	—	—
Adjusted EBITDA	$ 4.2	$ 8.3	$11.0	$13.4	$16.1

Unlevered Free Cash Flow:

(Dollars in Millions)	2025E	2026E	2027E	2028E	2029E
Operating Income	$3.0	$6.9	$9.4	$11.6	$13.9
Provision for Income Tax	$0.6	$1.5	$2.0	$2.4	$2.9
Operating Income After Tax	$2.4	$5.5	$7.5	$9.1	$11.0
Plus: Depreciation and Amortization	$1.1	$1.3	$1.6	$1.9	$2.2
Less: Capital Expenditures	$1.5	$1.9	$2.2	$2.5	$2.9
Less: Change in Net Working Capital	$1.1	$3.3	$3.1	$3.7	$6.1
Unlevered Free Cash Flow	$0.9	$1.6	$3.8	$4.7	$4.2

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(G)	Servotronics, Inc. Employee Stock Ownership Plan Questions and Answers

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2025	SERVOTRONICS, INC.

	By:	/s/ Robert A. Fraass
	Name:	Robert A. Fraass
	Title:	Chief Financial Officer